# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Oncology Institute, Inc., CIK 0001799191
CUSIP: 23343Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001387131-21-011407
Filed by CIK 0001718621
Persons authorized to receive notices and communications: Gabriel Ling, c/o M33 Growth I LP, 888 Boylston Street, Suite 500, Boston, Massachusetts (MA), 02199, 1 (617) 877-0046

## Reporting persons
- M33 Growth I LP (CIK 0001718621): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,543,172; sole dispositive power 0; shared dispositive power 17,543,172; aggregate amount beneficially owned 17,543,172 (19.99% of the class)
  Comment: (1) This Schedule 13D is filed by M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, with M33 LP, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  (2) Consists of (i) 16,420,701 shares held by M33 LP and (ii) 1,122,471 shares issuable upon exercise of Warrants (as defined below) held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. Excludes 235,978 additional shares issuable upon exercise of the Warrants that would result in beneficial ownership by the Reporting Persons in excess of 19.99% of the total number of shares of common stock outstanding as such Warrants contain exercise limitations prohibiting any exercise that would result in beneficial ownership of the Reporting Persons exceeding such threshold.
  
  (3) This percentage is calculated based upon 87,759,739 shares of the Issuer's (as defined herein) common stock outstanding as of March 26, 2025, consisting of (i) 75,753,229 shares of the Issuer's common stock outstanding as of March 10, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 26, 2025 and (ii) 12,006,510 shares of common stock issued in the PIPE Transaction (as defined below).
- M33 Growth I GP LLC (CIK 0001894303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,543,172; sole dispositive power 0; shared dispositive power 17,543,172; aggregate amount beneficially owned 17,543,172 (19.99% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  (2) Consists of (i) 16,420,701 shares held by M33 LP and (ii) 1,122,471 shares issuable upon exercise of Warrants (as defined below) held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. Excludes 235,978 additional shares issuable upon exercise of the Warrants that would result in beneficial ownership by the Reporting Persons in excess of 19.99% of the total number of shares of common stock outstanding as such Warrants contain exercise limitations prohibiting any exercise that would result in beneficial ownership of the Reporting Persons exceeding such threshold.
  
  (3) This percentage is calculated based upon 87,759,739 shares of the Issuer's common stock outstanding as of March 26, 2025, consisting of (i) 75,753,229 shares of the Issuer's common stock outstanding as of March 10, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on March 26, 2025 and (ii) 12,006,510 shares of common stock issued in the PIPE Transaction.
- TOI M, LLC (CIK 0001892968): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,552,580; shared voting power 0; sole dispositive power 1,552,580; shared dispositive power 0; aggregate amount beneficially owned 1,552,580 (1.77% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  (2) This percentage is calculated based upon 87,759,739 shares of the Issuer's common stock outstanding as of March 26, 2025, consisting of (i) 75,753,229 shares of the Issuer's common stock outstanding as of March 10, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on March 26, 2025 and (ii) 12,006,510 shares of common stock issued in the PIPE Transaction.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: The Oncology Institute, Inc.
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Comment: This Amendment No. 3 (the "Amendment") to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 22, 2021, as amended by Amendment No. 1 filed with the SEC on July 12, 2022, and Amendment No. 2 filed with the SEC on September 26, 2022 (as amended, the "Schedule 13D"), on behalf of M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, together with M33 LP and M33 LLC, collectively, the "Reporting Persons"), relates to the common stock, $0.001 par value ("Common Stock"), of The Oncology Institute, Inc., a Delaware corporation (the "Issuer" or "TOI"). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On March 26, 2025, pursuant to a Securities Purchase Agreement, dated March 24, 2025, M33 purchased an aggregate of 1,358,449 units ("Units") consisting of 2,716,898 shares of Common Stock and 1,358,449 warrants to purchase shares of Common Stock for an exercise price of $1.1980 per share ("Warrants") in a private placement of Units consisting of an aggregate of 12,006,510 shares of Common Stock, as well as pre-funded warrants to purchase up to 2,886,614 shares of Common Stock and 7,446,562 to investors, including M33 and other investors who are not affiliated with any of the Reporting Persons (the "PIPE Transaction"). M33 acquired the Units for a price per Unit of $2.2084 (an aggregate purchase price of $2,999,998.77). The Warrants will expire on March 26, 2030. The purchase of the Units was financed through the use of funds on hand of the Reporting Persons.

Each of the Warrants contains a beneficial ownership limitation, preventing the exercise thereof if and to the extent that the exercise thereof would result in the holder thereof, together with its affiliates who may be deemed to have beneficial ownership of the securities held thereby, being deemed to have beneficial ownership of greater than 19.99% of the outstanding shares of Common Stock. As a result, a portion of such Warrants is not presently exercisable and none of the Reporting Persons may be deemed to have beneficial ownership of the shares of Common Stock issuable upon exercise thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The information set forth in Item 3 of this Statement, as amended therein, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) and (b) See Items 7-11 of the cover pages of this Statement, as amended, and Item 3 of the Statement.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

## Signatures
- M33 Growth I LP: /s/ Gabriel Ling, Gabriel Ling / Managing Member (03/28/2025)
- M33 Growth I GP LLC: /s/ Gabriel Ling, Gabriel Ling / Managing Member (03/28/2025)
- TOI M, LLC: /s/ Gabriel Ling, Gabriel Ling / Managing Member (03/28/2025)